UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

IGT Releases Recast Historical Financial Information on a Discontinued Operations Basis

International Game Technology PLC (NYSE:IGT) (“IGT”) today released historical income statements on both a US GAAP and non-GAAP basis for the fiscal year ended December 31, 2022, and the three months ended March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024, recast to show the impact of the IGT Gaming & Digital businesses ("IGT Gaming") operations as discontinued (the "Recast Historical Financial Information"). Additionally, IGT released historical balance sheets for the periods ended June 30, 2024 and December 31, 2023, recast to show the impact of classifying the IGT Gaming assets and liabilities as held for sale.

On July 26, 2024, IGT announced that it had entered into definitive agreements to separate and sell IGT Gaming to funds managed by affiliates of Apollo Global Management, Inc. ("Apollo") (the "Proposed Sale").

As a result of this divestment, IGT Gaming operations will be presented as discontinued operations, net of tax, in IGT's third quarter and future earnings releases.The Recast Historical Financial Information is being presented herein to provide further clarity regarding the historical performance of the continuing operations of IGT.

The Recast Historical Financial Information has been derived from IGT's historical financial statements and has been prepared, unless otherwise specified, on a basis that is consistent with generally accepted accounting principles in the U.S.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated businesses, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the Proposed Sale of IGT Gaming to Apollo. These statements may discuss goals, intentions, and expectations as to future plans, strategies, transactions, including the Proposed Sale of IGT Gaming, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations on the future release of revenue, operating income, cash, and capital expenditures guidance, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023, Form 6-K furnished on July 30, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business. Nothing in this release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Basis of Preparation
Amounts reported in millions are computed based on the amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers.

International Game Technology PLC
Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

	For the three months ended		For the three months ended				For the year ended
	2024		2023				2022
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Service revenue	586	619	592	576	588	602	2,440
Product sales	27	42	89	25	35	22	157
Total revenue	613	661	681	601	623	624	2,597

Cost of services	304	304	313	301	298	296	1,280
Cost of product sales	22	26	53	22	21	15	120
Selling, general and administrative	96	102	95	106	104	102	400
Research and development	11	11	10	9	9	9	45
Other operating expense, net	1	—	12	—	2	—	9
Total operating expenses	434	443	483	438	434	422	1,854

Operating income	179	219	197	163	190	202	743

Interest expense, net	53	53	54	54	50	50	216
Foreign exchange (gain) loss, net	(4)	(11)	52	(36)	3	25	17
Gain on sale of business	—	—	—	—	—	—	(278)
Other non-operating expense, net	3	4	4	3	—	6	15
Total non-operating expense (income), net	52	46	110	21	53	80	(29)

Income from continuing operations before provision for income taxes	127	173	88	142	137	122	772
Provision for income taxes	43	57	15	65	67	76	212
Income from continuing operations	84	116	73	77	69	46	560
Income (loss) from discontinued operations, net of tax	—	13	(46)	46	21	22	(146)
Net income	85	128	27	123	90	67	414
Less: Net income attributable to non-controlling interests from continuing operations	41	45	35	31	42	42	139
Less: Net income (loss) attributable to non-controlling interests from discontinued operations	2	2	—	(2)	2	2	—
Net income (loss) attributable to IGT PLC	42	82	(7)	94	46	23	275

Net income from continuing operations attributable to IGT PLC per common share - basic	0.21	0.35	0.19	0.23	0.14	0.02	2.08
Net income from continuing operations attributable to IGT PLC per common share - diluted	0.21	0.35	0.19	0.23	0.14	0.02	2.07
Net income (loss) attributable to IGT PLC per common share - basic	0.21	0.41	(0.04)	0.47	0.23	0.11	1.36
Net income (loss) attributable to IGT PLC per common share - diluted	0.21	0.40	(0.04)	0.46	0.23	0.11	1.35

Weighted-average shares - basic	201	200	200	200	200	200	202
Weighted-average shares - diluted	203	203	200	203	203	202	203

International Game Technology PLC
Consolidated Balance Sheets
(Unaudited, $ and shares in millions)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	374	508
Restricted cash and cash equivalents	99	146
Trade and other receivables, net	374	403
Inventories, net	115	110
Other current assets	204	141
Assets held for sale	797	816
Total current assets	1,963	2,123
Systems, equipment and other assets related to contracts, net	588	622
Property, plant and equipment, net	75	74
Operating lease right-of-use assets	97	103
Goodwill	2,664	2,678
Intangible assets, net	78	87
Other non-current assets	707	835
Assets held for sale	3,870	3,943
Total non-current assets	8,080	8,342
Total assets	10,042	10,465

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	544	643
Current portion of long-term debt	713	—
Short-term borrowings	—	16
Other current liabilities	536	561
Liabilities held for sale	538	472
Total current liabilities	2,331	1,691
Long-term debt, less current portion	4,833	5,655
Deferred income taxes	195	178
Operating lease liabilities	81	88
Other non-current liabilities	118	129
Liabilities held for sale	607	771
Total non-current liabilities	5,835	6,821
Total liabilities	8,166	8,513
Commitments and contingencies
IGT PLC's shareholders' equity	1,503	1,443
Non-controlling interests	374	510
Shareholders' equity	1,877	1,952
Total liabilities and shareholders' equity	10,042	10,465

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended		For the three months ended				For the year ended
	2024		2023				2022
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
Income from continuing operations	84	116	73	77	69	46	560
Provision for income taxes	43	57	15	65	67	76	212
Interest expense, net	53	53	54	54	50	50	216
Foreign exchange (gain) loss, net	(4)	(11)	52	(36)	3	25	17
Gain on sale of business	—	—	—	—	—	—	(278)
Other non-operating expense, net	3	4	4	3	—	6	15
Operating income	179	219	197	163	190	202	743
Depreciation	43	41	42	45	45	44	181
Amortization - service revenue (1)	49	50	50	50	50	49	193
Amortization - non-purchase accounting	6	6	6	6	6	6	27
Amortization - purchase accounting	2	3	3	4	4	4	18
Stock-based compensation	9	9	5	11	10	8	34
Other	1	—	12	—	2	—	9
Adjusted EBITDA	290	327	316	279	305	314	1,205

(1) Includes amortization of upfront license fees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Name: Pierfrancesco Boccia
Title: Corporate Secretary

Date: September 10, 2024